Schedule A

to

Amended and Restated

Expense Limitation Agreement

Dated:	June 1, 2018
Revised:	November 4, 2019

Expense Limited Fund	End of Initial Term
PIMCO RAFI Dynamic Multi-Factor Emerging Markets Equity ETF	October 31, 2019
PIMCO RAFI Dynamic Multi-Factor International Equity ETF	October 31, 2019
PIMCO RAFI Dynamic Multi-Factor U.S. Equity ETF	October 31, 2019
PIMCO RAFI ESG U.S. ETF	October 31, 2021

PIMCO Equity Series	PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	By:

Name:	Bradley A. Todd	Name:	Peter G. Strelow
Title:	Treasurer	Title:	Managing Director and Co- Chief Operating Officer